

07028857



Man Investments

December 18, 2007

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

SUPPL

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6855, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Brenda Fournier
Chief Compliance Officer

cc: Barry Wakefield (w/ Encl.)

PROCESSED

JAN 0 4 2008

THOMSON
FINANCIAL

Man Investments Inc.
123 N. Wacker Drive
28ᵗʰ Floor
Chicago, IL 60606-1743
USA
Tel   +1 (312) 881 6800
Fax   +1 (312) 881 6700

www.maninvestments.com
Member, NASD and SIPC

Man Group plc
18 December 2007

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 17 December 2007, the Net Asset Value of Man AHL Diversified Futures
Ltd was US$33.53.

Track Record: From inception on 12 May 1998

```
-----------------------
         Key Statistics
-----------------------

                                      --------
Last week                             -1.24%
Last 12 months                        +25.6%
Annualised return since inception     +14.1%
                                      --------
```

Contacts:
Kevin Hayes   Man Group plc   020 7144 1000
Paul Downes   Merlin Financial   020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the
'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is
authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading
performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it
is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the
products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It
should also be noted that whilst the products that will be reported have been chosen to be indicative of
the typical AHL product, the performance of the individual products do vary. The product that will be
reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of
business each Monday and its price will be published after close of business London time on Tuesday of
each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures
Limited, which is priced based on the close of business on the last business day of each month. Its price
will be released by 7am on the third business day of each month. Man will release the latest twelve
month performance and the performance since inception for its representative AHL funds for comparative
purposes, calculated using the last weekly valuation for each month. These will be updated each time the
AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International
Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well
as on the web site of Man Investments at www.maninvestments.com.

FORTHCOMING ANNOUNCEMENTS

In view of the ensuing holiday season the next two announcements of weekly Net Asset Values of Man
AHL Diversified Futures Ltd are expected to be made on Thursday 27 December 2007 followed by
Wednesday 2 January 2008.

The next announcement of the monthly Net Asset Value of Athena Guaranteed Futures Ltd is expected to
be made on Wednesday 2 January 2008.

Man Group plc
11 December 2007

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 10 December 2007, the Net Asset Value of Man AHL Diversified Futures
Ltd was US$33.95.

Track Record: From inception on 12 May 1998



```
                                      ---------------------
                                      Key Statistics
                                      ---------------------
                                          --------
Last week                                 -1.45%
Last 12 months                            +25.6%
Annualised return since inception         +14.1%
                                          --------
```

Contacts:
Kevin Hayes   Man Group plc   020 7144 1000
Paul Downes   Merlin Financial   020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the
'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is
authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading
performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it
is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the
products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It
should also be noted that whilst the products that will be reported have been chosen to be indicative of
the typical AHL product, the performance of the individual products do vary. The product that will be
reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of
business each Monday and its price will be published after close of business London time on Tuesday of
each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures
Limited, which is priced based on the close of business on the last business day of each month. Its price
will be released by 7am on the third business day of each month. Man will release the latest twelve
month performance and the performance since inception for its representative AHL funds for comparative
purposes, calculated using the last weekly valuation for each month. These will be updated each time the
AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International
Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well
as on the web site of Man Investments at www.maninvestments.com.



END